January 16, 2013
VIA EDGAR AND EMAIL
Ms. Babette Cooper
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	America First Tax Exempt Investors, L.P.
Form 10-K for the fiscal year ended December 31, 2011
filed March 2, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 9, 2012
File No. 0-24843

Dear Ms. Cooper:
We are writing in response to your letter, dated December 19, 2012, to Mr. Timothy Francis (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10‑Q filed by America First Tax Exempt Investors, L.P. (the “Partnership”). Our responses to the Staff's comments in the Comment Letter are set forth below and are preceded in each case by a recitation of the Staff's comment shown in bold face type.
Form 10-K for the Year Ended December 31, 2011

Comment No. 1:
We note your statement that the partnership is not required to register as an investment company because it operates under an exemption therefrom. We note that the approximate number of unit holders on December 31, 2011 was 7,500. Please provide us with the exemption upon which you rely.

Response No 1: The Partnership relies on an exemption provided under Section 3(c)(5)(C) of the Investment Company Act of 1940. The Partnership does not issue redeemable securities and is primarily engaged in the business of purchasing or acquiring mortgages and other liens on real estate. Each of the tax-exempt mortgage revenue bonds acquired by the Partnership is secured by a first mortgage on the underlying multifamily housing project and the Partnership is the sole holder of the bonds. The Partnership also owns seven multifamily properties.

Comment No. 2:
We note that your BUCs are registered under Section 12(b) and (g) of the Exchange Act, but that you and Mr. Hiatt do not file reports under Section 16 of that Act, e.g., proxy statements and Forms 3, 4 and 5, respectively. With a view towards disclosure in future filings, tell us why Section 16 reports are not filed.

Response No 2: Each person who serves in the capacity as the Partnership's executive officers and directors (as described in Part III, Item 10 of the Partnership's Annual Report on Form 10-K), including Messrs. Hiatt and Francis, file all reports required by Section 16 of the Exchange Act.
Proxy statements are not filed pursuant to Section 16 of the Exchange Act. The Partnership does not file annual proxy statements pursuant to Section 14 of the Exchange Act because it does not hold annual meetings of its limited partners since neither Delaware law nor its Agreement of Limited Partnership Agreement require it to do so. In those cases where the Partnership has required a vote of its limited partners, it has filed proxy statements and otherwise complied with the requirements of Regulation 14A.

Comment No. 3:
We note that you hold mortgages securing the bonds for the several properties listed on page 17 of your Form 10-K. Please tell us how you determined these are not contracts material to your business that should be filed in answer to Item 601(b)(10) of Regulation S-K. Please also tell us about the agreements with your consolidated VIEs through which you are the primary beneficiary (by virtue of providing debt financing) and whether you consider these agreements to be material to your operations.

Response No. 3: The Partnership's primary business is the acquisition of tax-exempt mortgage bonds issued to finance multifamily housing properties. Accordingly, the Partnership considers all documents relating to the tax-exempt mortgage bonds held in its portfolio, including the mortgages or deed of trusts creating a security interest in underlying apartment properties, the bond purchase agreements, the bond indentures, the underlying loan agreements, and so forth, to be contracts made in the ordinary course of its business. None of these documents fall into the categories listed in Item 601(b)(10)(ii) and, accordingly, are not filed as exhibits to the Partnership's Exchange Act Reports.
There are no agreements between the Partnership and the entities that are treated as consolidated VIEs other than those relating to the tax-exempt mortgage bonds held by the Partnership. For the reasons described above, the Partnership does not file these tax-exempt mortgage bond documents as exhibits to its Exchange Act reports.

Comment No. 4:
We note that the partnership has made annual cash distribution of $0.50 per unit since 2009, and that since realized CAD per unit was less than $0.50 per unit, the partnership used approximately $3.9 million and $3.1 million of unrestricted cash to supplement the deficit in 2011 and 2010. We also note that the general partner believes that upon completion of its “current investment plans” the partnership will be able meet its liquidity requirements, including the payment of expenses, interest on its debt financing, and cash distributions to unitholders at the current level of $0.50 per unit per year without the use of unrestricted cash. We are unable to locate a discussion of your “current investment plans.” Please tell us about your current investment plans and how the implementation of these plans may or may not impact your ability to meet your liquidity requirements. Consider revising future filings to discuss current investment plans.

Response No. 4: At the time of the filing of the Form 10-K for the year ended December 31, 2011, the Partnership's investment plan consisted of continuing to acquire tax-exempt mortgage revenue bonds meeting its investment criteria and exploring potential alternative investment classes that offered the potential for a higher tax-exempt yield to the Partnership within the authority to do so under its Limited Partnership Agreement. The Partnership has executed this plan through the third quarter acquisition of certain tax-exempt Public Housing Capital Fund Trust Certificates that are described in the September 30, 2012 Form 10-Q. It also purchased and then leveraged tax-exempt mortgage-backed securities with a par value of approximately $30 million during the fourth quarter of 2012. The Partnership also acquired tax-exempt mortgage revenue bonds with a par value of approximately $27 million between June 1, 2012 and December 31, 2012. These investments were purchased using a portion of the $60.0 million of net proceeds to the Partnership from its offering of BUCs which closed in May 2012 as well as additional debt financing.

[Redacted pursuant to the Partnership's request for confidential treatment under Commission Rule 83. Information is included in letter under separate cover.]
We will include the following language in Liquidity and Capital Resources section of the MD&A of the Partnership's Form 10-K for the year ended December 31, 2012 to describe our current investment plans and will make appropriate updates to this disclosure language in future Exchange Act filings.
“The Partnership has historically supplemented its cash available for distribution with unrestricted cash when necessary and expects to continue to do so until the Partnership is able to complete its current plans to invest the net proceeds realized by the Partnership from the issuance of BUCs in May 2012 on a leveraged basis. The General Partner has identified a pipeline of tax-exempt mortgage revenue bonds it intends to acquire in 2013 and is actively performing due diligence on these tax-exempt mortgage revenue bonds to ensure they meet the Partnership's investment criteria. The General Partner is also working with the Partnership's primary lender to finance a portion of the acquisition of these bonds. The General Partner believes that upon completion of the current investment plans, the Partnership will be able meet its liquidity requirements, including the payment of expenses, interest on its debt financing, and cash distributions to unitholders at the current level of $0.50 per unit per year without the use of unrestricted cash. However, if actual results vary from current projections and the actual CAD generated is less than the new regular distribution, such distribution amount may need to be reduced.”

Comment No. 5:
Future filings should provide contractual obligation information for the periods specified in Item 303(a)(5) of Regulation S-K, i.e., total, less than 1 year, 1-3 years, 3-5 years and more than 5 years.

Response No. 5: The Partnership's future filings will provide the contractual obligation information required by Item 303(a)(5) of Regulation S-K.

September 30, 2012 Form 10-Q
Comment No. 6: In the first paragraph on page 8, you indicate that the BC Partners have agreed to contribute approximately $6.7 million to the Ohio Properties. In the next paragraph you refer to an equity contribution of $7.8 million. It appears these two amounts should be the same. Please review your disclosure in future filings to clarify this disclosure or tell us why the amounts should not be the same.

Response No. 6: The Partnership will revise future filings to clarify that the BC Partners have agreed to contribute approximately $6.7 million to the Ohio Properties for the right to receive $7.8 million of federal low-income housing tax credits.

Note 4. Investments in Tax-Exempt Bonds, page 15

Comment No. 7:
We note that you have $4.2 million in unrealized losses greater than twelve months old on your Woodland Park bond as of September 30, 2012. We note your disclosure stating that no impairment on the bond was necessary though you recorded an allowance of $953,000 for the interest receivable accrued during the fiscal year ending December 31, 2011 and you have fully reserved for your loans outstanding to the owners of the Woodland Park property. Please see the following:

(a)	Please provide us the following information related to Woodland Park:

1)	the most recent discounted cash flow model used in your OTTI analysis

2)	the most recent discounted cash flow model used to measure the fair value.

3)	the most recent analysis used to consider whether an allowance for loan loss was needed for your taxable loans and/or accrued interest.

Please provide a qualitative and quantitative discussion of the inputs and assumptions used to allow us to fully understand your analyses.

Response No. 7(a)1 - The OTTI analysis, attached as Exhibit A to this letter, is a discounted cash flow model estimating the fair value of the collateral which is the Woodland Park multi-family apartment complex. That valuation is approximately $15.75 million compared to a carrying value of the tax-exempt mortgage revenue bond of $15.66 million. This model projects revenue, expenses, and net operating income for 2013 which we estimated based on the actual operating results of the property for the first 10 months of 2012. Years 2014 to 2022 of the model assume a 2% increase in gross rental income and a 2.5% increase in expenses to account for inflation. We are also estimating that the property will gradually increase occupancy over the next three years to reach our target level of 93%.

Response No. 7(a)2 - As discussed on the phone on January 8, 2013, the Partnership estimates the fair value of the Woodland Park tax-exempt mortgage revenue bond using a yield to maturity analysis rather than a discounted cash flow analysis. The valuation as of September 30, 2012 is attached as Exhibit B to this letter. By way of explanation, that analysis begins with the rate observed in the market for a new issuance of an “A” rated tax-exempt mortgage revenue bond with terms of 20 years. The Woodland Park tax-exempt mortgage revenue bond is not rated by an investment rating agency. Accordingly, a number of factors need to be added to increase the yield on that “A” rated bond so that it is comparable to the Woodland Park tax-exempt mortgage revenue bond. [Redacted pursuant to the Partnership's request for confidential treatment under Commission Rule 83. Information is included in letter under separate cover.]

These adjustments are subjective in nature since there is no active trading market for the tax-exempt mortgage revenue bonds owned by the Partnership and more specifically, there is no market data on how large of a discount a buyer would require to adjust the purchase price of a tax-exempt mortgage revenue bond that is under foreclosure as is the case with the Woodland Park mortgage revenue bond.

Response No. 7(a)3 - The taxable loan to the Woodland Park property has been fully reserved for and interest on the tax-exempt mortgage revenue bond is only being recorded if and when interest payments are made (accrual of interest has ceased). If and when the estimated fair value of the Woodland Park property increases by greater than 15% or at the point in time that the property is making its interest and principal payments as scheduled, the Partnership will then assess if it is appropriate to revert back to accruing interest on the Woodland Park tax-exempt mortgage revenue bond. As such, the same OTTI valuation model is a key piece of the analysis to determine if the taxable loan and accrued bond interest are impaired.

(b)
Please tell us if there were any changes to the methodology and assumptions behind your discounted cash flow models to measure bond or loan impairment since December 31, 2009. If so, please explain to us in detail the changes and the reasons for the change.

Response No. 7(b): The Partnership has not changed the 10 year estimation model to assess whether the collateral supporting the Woodland Park tax-exempt mortgage revenue bond can recover the bond's carrying value. [Redacted pursuant to the Partnership's request for confidential treatment under Commission Rule 83. Information is included in letter under separate cover.]

(c)	Please tell us the procedures you performed at March 31, 2012, June 30, 2012 and September 30, 2012 to determine whether there was any credit impairment on this bond.

Response No 7(c): The assessment of whether there was a credit loss on the Woodland Park tax-exempt mortgage revenue bond considered both the status of the foreclosure process and our quarterly assessment of the collateral to determine we believed it continued to be equal to or greater than the carrying amount of the tax-exempt mortgage revenue bond. The length of time that the tax-exempt mortgage revenue bond valuation has been less than the outstanding principal is due to the foreclosure process and not related to the underlying performance of the property.

Although the foreclosure process has taken longer than anticipated, we continue to believe that the fair value of the collateral to the Partnership will equal or exceed the carrying amount of the Woodland Park tax-exempt mortgage revenue bond. [Redacted pursuant to the Partnership's request for confidential treatment under Commission Rule 83. Information is included in letter under separate cover.]
As management's OTTI fair value estimate (which assumes a continued level of rent-restricted units) and the most recent appraisal's fair value estimates (which assumes 100% market rate rents) are both higher than the $15.66 million carrying value of the tax-exempt mortgage revenue bond, we concluded there was no credit impairment on this bond at each quarter-end during fiscal 2012.

(d)
Given your disclosure in your 2011 Form 10-K that you expect your occupancy rate to increase over time to 93%, please tell us the circumstances you believe led to the occupancy rate decreasing from 91% as of December 31, 2011 to 86% as of September 30, 2012 and tell us how this impacted your bond impairment analysis.

Response No. 7(d): The lower average actual physical occupancy during 2012 compared to what had been forecasted in the December 31, 2011 impairment analysis was, in our view, primarily a result of ineffective property management. This assessment led America First Properties Management (a related party to the Partnership) to replace the onsite property manager in October 2012. We continue to believe that Woodland Park is a quality property and that the occupancy will increase over time to the 93% target as noted in our OTTI impairment model. The property's physical occupancy is 89.4% at January 11, 2013 and was greater than 90% at certain times during calendar 2012.

(e)
Please summarize the results of the most recent independent third party appraisal for Woodland Park. Also tell us the assumptions used and reconcile them with the assumptions you utilized in your OTTI discounted cash flow analysis.

Response No 7(e): The most recent independent appraisal for Woodland Park was performed as of February 10, 2010. [Redacted pursuant to the Partnership's request for confidential treatment under Commission Rule 83. Information is included in letter under separate cover.]

Note 7. Other Assets, page 22

Comment No. 8:
You disclose that “if the estimated fair value of the property after deducting the amortized cost basis of any senior tax-exempt mortgage revenue bond exceeds the principal balance of the property loan then no potential loss is indicated and no allowance for property loans is needed.”

a.	Please tell us if you include accrued interest in your loan impairment analysis. If not, please tell us why and identify supporting accounting guidance.

b.
Please provide us an analysis at September 30, 2012 that compares the exposure to loss (bond principal and interest, loan principal and interest net of loan loss reserves, etc.) to the fair value of the bond for Ashley Square, Cross Creek and Iona Lakes. If the exposure to loss exceeds the fair value of the bond, please tell us how you determined that an additional loan loss reserve was not required.

Response No. 8: The Partnership's annual impairment analysis for taxable loans includes the accrued interest on the tax-exempt mortgage revenue bond (to the degree cash has not been segregated into a restricted cash account at the property) as well as contingent interest if the property's tax-exempt mortgage revenue bond requires the payment of such. The analysis of the Iona Lakes, Ashley Square, and Cross Creek properties shows that there is no need for an additional allowance. Since the taxable loans between the Partnership and the Ashley Square and Cross Creek properties are cross-collateralized, those taxable loans are assessed for impairment on a combined basis.

[Redacted pursuant to the Partnership's request for confidential treatment under Commission Rule 83. Information is included in letter under separate cover.]

Comment No. 9:
We note your disclosure related to guarantees (Greens of Pine Glen Property, Ohio Properties, TEBS and TOB bond financing arrangements). Please tell us and revise future filings to disclose the maximum potential amount of future payments you could be required to make under these guarantees and the other information required by ASC 460-10-50-4b. Also clarify the term of each guarantee agreement.

Response No. 9: The maximum future payment as of September 30, 2012 arising from guarantees the Partnership has to Boston Capital for the Greens of Pine Glen property and the Ohio properties equals 75% of Boston Capital's equity investment into these properties under the “repurchase event” clause. At September 30, 2012, Boston Capital has invested $335,660 into the Ohio properties and $961,000 into the Greens of Pine Glen property. Accordingly, the Partnership's maximum exposure under the guarantee provision would be $251,745 (75% of $335,660) and $720,750 (75% of $961,000). The repurchase event clause will expire three years after the tax credits have been delivered by each property which we estimate will be 2026 for the Ohio properties and 2027 for the Greens of Pine Glen property. We will revise future filings to disclose the term and maximum potential payment that could be required under the guarantee agreements with Boston Capital.

The maximum amount of the guarantees made by the Partnership in connection with its TEBS and TOB financing arrangements is equal to the amount of the outstanding debt financing at each reported balance sheet date owed under the TEBS and TOB financing facilities. Since the Partnership has recorded the amount owed under these financing facilities as a liability on the balance sheet, and has further disclosures of both facilities within the Debt Financing footnote, we do not believe any additional disclosures are required for the Commitments and Contingencies footnote relating to this liability.

The Partnership hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the forgoing is responsive to your comments. If you have any questions regarding the foregoing or require further information, please contact the undersigned at (402) 930-3018 or our outside counsel Steven Amen of the Kutak Rock LLP law firm at (402) 231‑8721.

Sincerely,
/s/ Timothy Francis
Timothy Francis, Chief Financial Officer
The Burlington Capital Group, in its capacity as the general partner of the general partner of America First Tax Exempt Investors, L.P.

cc: Mr. Michael Volley

EXHIBIT A
Discounted Cash Flow Model - OTTI Testing

[Redacted pursuant to the Partnership's request for confidential treatment under Commission Rule 83. Information is included in letter under separate cover.]

EXHIBIT B
Bond Fair Value Estimate - Yield to Maturity

[Redacted pursuant to the Partnership's request for confidential treatment under Commission Rule 83. Information is included in letter under separate cover.]